SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 23, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

2Q23 Earnings Release

Banco Macro Announces Results for the Second Quarter of 2023

Buenos Aires, Argentina, August 23, 2023 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2023 (“2Q23”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2022 and 2023 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through June 30, 2023.

Summary

● The Bank’s net income totaled Ps.44.2 billion in 2Q23. This result was 265% higher than the Ps.12.1 billion posted in 1Q23 and 394% higher than the Ps.8.9 billion posted in 2Q22. In 2Q23, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 15.5% and 3.9%, respectively.

● In 2Q23 Operating Income (before G&A and personnel expenses) totaled Ps.264.1 billion, 27% or Ps.56.4 billion higher than in 1Q23 and 50% or Ps.88.5 billion higher than the same period of last year.

● In 2Q23 Operating Income (after G&A and personnel expenses) totaled Ps.173.1 billion, 35% or Ps.44.4 billion higher than in 1Q23 and 81% or Ps.77.2 billion higher than the same period of last year.

● In 2Q23, Banco Macro’s total financing increased 3% or Ps.29.5 billion quarter over quarter (“QoQ”) totaling Ps.893.2 billion and decreased 8% or Ps.75.9 billion year over year (“YoY”).

● In 2Q23, Banco Macro’s total deposits increased 5% or Ps.90.2 billion QoQ and increased 3% or Ps.52.8 billion YoY, totaling Ps.1.9 trillion and representing 81% of the Bank’s total liabilities. Private sector deposits increased 6% or Ps.94.7 billion QoQ.

● Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.570.7 billion, 35.9% regulatory capital ratio – Basel III and 33 % Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 95% of its total deposits in 2Q23.

● In 2Q23, the Bank’s non-performing to total financing ratio was 1.37% and the coverage ratio remained stable at 146.05%.

● As of 2Q23, through its 462 branches and 7.797 employees Banco Macro serves 4.7 million retail customers (1.8 million digital customers) across 23 of the 24 Provinces in Argentina and over 123,700 corporate customers.

2Q23 Earnings Release Conference Call Friday, August 25, 2023 Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer

To participate, please dial:

Argentina Toll Free:

(011) 3984 5677

Participants Dial In (Toll Free):

+1 (844) 450 3847

Participants International Dial In:

+1 (412) 317 6370

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 08/25/2023 through 09/08/2023	Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

2Q23 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2Q23 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2022a and 2023 have been restated in accordance with said Communication in order to make a comparison possible

Results

Earnings per outstanding share were Ps.69.02 in 2Q23, 264% higher than in 1Q23 and 394% higher than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Net income -Parent Company- (M $)	8,935	15,699	25,035	12,102	44,161	265%	394%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	-	-	-	-	-	0%	0%
Book value per avg. Outstanding share ($)	1,145	1,175	1,209	1,226	1,163	-5%	2%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	13.98	24.57	39.18	18.94	69.02	264%	394%

EOP FX (Pesos per USD)	125.2150	147.3150	177.1283	208.9883	256.6750	23%	105%
Book value per avg. issued ADS (USD)	91.44	79.76	68.26	58.66	45.31	-23%	-50%
Earnings per avg. outstanding ADS (USD)	1.12	1.67	2.21	0.91	2.69	197%	141%

Banco Macro’s 2Q23 net income of Ps.44.2 billion was 265% or Ps.32.1 billion higher than the previous quarter and 394% or Ps.35.2 billion higher YoY due to a higher income from Government Securities (financial assets at fair value through profit or loss) and higher FX gains. This result represented an accumulated annualized ROAE and ROAA of 15.5% and 3.9% respectively. Total comprehensive income for the quarter totaled Ps.46.3 billion.

Net operating income (before G&A and personnel expenses) was Ps.264.1 billion in 2Q23, increasing 27% or Ps.56.4 billion compared to 1Q23. On a yearly basis, Net Operating Income (before G&A and personnel expenses) increased 50% or Ps.88.5billion.

In 2Q23, Provision for loan losses totaled Ps.5.5 billion, 28% or Ps.1.2 billion higher than in 1Q23. On a yearly basis provision for loan losses increased 232% or Ps.3.9 billion.

Operating income (after G&A and personnel expenses) was Ps.173.1 billion in 2Q23, 35% or Ps.44.4 billion higher than in 1Q23 and 81% or Ps.77.2 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 4.3x assets to equity ratio.

2Q23 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Net Interest Income	115,858	112,208	125,973	120,887	107,942	-11%	-7%
Net fee income	25,728	25,172	25,714	27,271	26,339	-3%	2%
Net Interest Income + Net Fee Income	141,586	137,380	151,687	148,158	134,281	-9%	-5%
Net Income from financial instruments at fair value through P&L	15,918	45,123	-5,073	11,382	51,885	356%	226%
Income from assets at amortized cost	0	0	256	0	0	0%	0%
Differences in quoted prices of gold and foreign currency	11,597	28,332	46,104	45,394	75,826	67%	554%
Other operating income	8,229	6,620	8,677	7,075	7,651	8%	-7%
Provision for loan losses	1,665	2,519	3,814	4,306	5,520	28%	232%
Net Operating Income	175,665	214,936	197,837	207,703	264,123	27%	50%
Employee benefits	32,658	31,204	28,313	29,049	30,687	6%	-6%
Administrative expenses	14,715	14,661	15,680	14,421	17,193	19%	17%
Depreciation and impairment of assets	5,696	5,809	5,929	6,057	6,180	2%	8%
Other operating expenses	26,762	30,533	30,109	29,504	36,981	25%	38%
Operating Income	95,834	132,729	117,806	128,672	173,082	35%	81%
Result from associates & joint ventures	-86	-171	177	-272	-190	-	-
Result from net monetary postion	-82,347	-103,101	-85,843	-109,406	-109,429	0%	33%
Result before taxes from continuing operations	13,401	29,457	32,140	18,994	63,463	234%	374%
Income tax	4,466	13,758	7,105	6,892	19,302	180%	332%
Net income from continuing operations	8,935	15,699	25,035	12,102	44,161	265%	394%
		-	-
Net Income of the period	8,935	15,699	25,035	12,102	44,161	265%	394%
Net income of the period attributable to parent company	8,941	15,667	25,020	12,086	44,130	265%	394%
Net income of the period attributable to minority interest	-6	32	15	16	31	94%	-
Other Comprehensive Income	-6,777	3,675	-3,763	-1,029	2,152	-	-
Foreign currency translation differences in financial statements conversion	-334	-314	218	-262	-61	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-6,443	3,989	-3,981	-767	2,213	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,158	19,374	21,272	11,073	46,313	318%	2046%
Total Comprehensive Income attributable to parent Company	2,164	19,342	21,257	11,057	46,282	319%	2039%
Total Comprehensive Income attributable to non-controlling interests	-6	32	15	16	31	94%	-

The Bank’s 2Q23 net interest income totaled Ps.107.9 billion, 11% or Ps.12.9 billion lower than in 1Q23 and 7% or Ps.7.9 lower YoY.

In 2Q23 interest income totaled Ps.307.1 billion, 9% or Ps.24.1 billion higher than in 1Q23 and 48% or Ps.100.1 billion higher than in 2Q22.

Income from interest on loans and other financing totaled Ps.119.1 billion, 12% or Ps.13.1 billion higher compared with the previous quarter mainly due a 760 basis points increase in the average lending rate, while the average volume of private sector loans decreased 3%. On a yearly basis Income from interest on loans increased 34% or Ps.30 billion.

In 2Q23 income from government and private securities decreased 1% or Ps.1.9 billion QoQ (due to lower income from Government securities) and increased 43% or Ps.49.7 billion compared with the same period of last year. This result is explained 8% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 92% is explained by income from government and private securities in pesos at amortized cost.

In 2Q23, income from Repos totaled Ps.18.4 billion, 120% or Ps.10 billion higher than the previous quarter and Ps.16.8 higher than a year ago.

2Q23 Earnings Release

In 2Q23 FX income totaled Ps.75.8 billion, 67% or Ps.30.4 billion higher than the previous quarter and Ps.64.2 billion higher than a year ago. FX income gain was due to the 18% argentine peso depreciation against the US dollar, the Bank’s long dollar position during the quarter (including dollar linked and dual bonds).

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	2Q22	1Q23	2Q23	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	11,597	45,394	75,826	67%	554%
Translation of FX assets and liabilities to Pesos	11,277	45,123	75,479	67%	569%
Income from foreign currency exchange	320	271	347	28%	8%

(2) Net Income from financial assets and liabilities at fair value through P&L	-	-516	-2430	371%	-
Income from investment in derivative financing instruments	-	-516	-2,430	371%	-

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	11,597	44,878	73,396	64%	533%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Interest on Cash and due from Banks	34	171	391	681	752	10%	2112%
Interest from government securities	115,669	137,305	183,426	167,224	165,290	-1%	43%
Interest from private securities	48	58	121	131	129	-2%	169%
Interest on loans and other financing
To the financial sector	169	147	259	132	247	87%	46%
To the public non financial sector	554	528	501	479	3,230	574%	483%
Interest on overdrafts	8,298	11,562	12,005	11,559	15,970	38%	92%
Interest on documents	8,002	10,906	11,926	11,241	13,909	24%	74%
Interest on mortgages loans	15,148	15,029	14,683	13,621	17,087	25%	13%
Interest on pledged loans	1,182	1,067	925	993	1,121	13%	-5%
Interest on personal loans	34,157	32,836	32,772	32,118	30,386	-5%	-11%
Interest on credit cards loans	13,789	15,307	19,393	22,512	23,395	4%	70%
Interest on financial leases	100	133	171	143	121	-15%	21%
Interest on other loans	8,399	10,465	12,208	13,823	17,131	24%	104%
Interest on Repos
From the BCRA	1,242	6,772	10,021	8,309	18,353	121%	1378%
Other financial institutions	266	128	496	20	0	-100%	-100%
Total Interest income	207,057	242,414	299,298	282,986	307,121	9%	48%

Income from Interest on loans	89,075	97,305	104,083	106,010	119,120	12%	34%

The Bank’s 2Q23 interest expense totaled Ps.199.2 billion, increasing 23% or Ps.37.1 billion compared to the previous quarter and 118% (Ps.108 billion) higher compared to 2Q22.

In 2Q23, interest on deposits represented 97% of the Bank’s total interest expense, increasing 23% or Ps.36 billion QoQ, due to a 3% increase in the average volume of deposits from the private sector (in pesos), while the average rate paid on said deposits increased 940 basis points. On a yearly basis, interest on deposits increased 120% or Ps.106 billion.

2Q23 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Deposits
Interest on checking accounts	2,852	5,936	13,444	7,316	13,414	83%	370%
Interest on saving accounts	1,448	1,601	1,695	1,586	2,141	35%	48%
Interest on time deposits	83,902	120,243	155,569	149,254	178,600	20%	113%
Interest on other financing from BCRA and financial inst.	156	210	284	263	220	-16%	41%
Repos
Other financial institutions	689	155	78	1,535	2,266	48%	229%
Interest on corporate bonds	122	20	20	20	20	0%	-84%
Interest on subordinated bonds	1,739	1,695	1,703	1,663	1,620	-3%	-7%
Interest on other financial liabilities	291	346	532	462	898	94%	209%
Total financial expense	91,199	130,206	173,325	162,099	199,179	23%	118%

Expenses from interest on deposits	88,202	127,780	170,708	158,156	194,155	23%	120%

In 2Q23, the Bank’s net interest margin (including FX) was 38.3%, higher than the 33.6% posted in 1Q23 and the 24.7% posted in 2Q22.

In 2Q23, Net Interest Margin (excluding FX) was 22.5%, lower than the 24.4% posted in 1Q23 and unchanged from the Net Interest Margin posted in 2Q22.

In 2Q23, Net Interest Margin (Pesos) was 24.8%, lower than the 26.8% posted in 1Q23 and than the 25.1% in 2Q22; meanwhile Net Interest Margin (USD) was 7.4%, higher than the 6.6% posted in 1Q23 and than the 3.5% registered in 2Q22.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	2Q22			3Q22			4Q22			1Q23			2Q23
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Loans & Other Financing
Public Sector	4,965	-14.5%	44.8%	4,845	-23.5%	43.2%	3,985	-11.1%	49.9%	3,290	-15.5%	59.0%	15,072	-4.8%	86.0%
Financial Sector	1,941	-20.5%	34.7%	1,703	-28.3%	34.2%	2,136	-12.3%	47.9%	1,320	-25.8%	39.6%	1,867	-22.2%	52.0%
Private Sector	862,489	-17.5%	39.7%	856,748	-23.5%	43.2%	805,374	-11.6%	49.1%	782,003	-18.8%	52.7%	759,626	-18.0%	60.3%
Other debt securities
Central Bank Securities (Leliqs)	564,033	-10.7%	51.2%	676,746	-9.8%	68.8%	733,393	6.3%	79.2%	723,371	-6.3%	76.2%	692,675	-4.3%	86.9%
Government & Private Securities	369,077	-13.0%	47.4%	185,927	-24.0%	42.2%	247,360	-5.5%	59.3%	217,157	-16.1%	57.8%	121,299	-24.0%	48.5%
Repos	16,001	-18.7%	37.8%	45,738	-14.6%	59.9%	59,706	0.8%	69.9%	47,415	-9.0%	71.2%	83,608	-3.8%	88.0%
Total interest-earning assets	1,818,506	-14.5%	44.8%	1,771,707	-18.1%	53.3%	1,851,954	-3.3%	63.0%	1,774,556	-13.1%	63.4%	1,674,147	-11.9%	72.1%

Fin. Assets through P&L and equity inv.	108,740	-41.2%	-0.4%	92,553	-58.4%	-22.2%	56,547	-71.5%	-52.0%	27,966	-35.4%	21.5%	10,014	303.5%	688.4%
Other Non interest-earning assets	210,257			232,991			181,273			179,239			162,241
Total Non interest-earning assets	318,997			325,544			237,820			207,205			172,255
Total Average Assets	2,137,503			2,097,251			2,089,774			1,981,761			1,846,402

Interest-bearing liabilities
Deposits
Public Sector	93,737	-20.9%	34.0%	110,026	-21.6%	46.8%	121,850	-5.6%	59.1%	83,633	-14.7%	60.4%	81,886	-11.9%	72.1%
Private Sector	997,566	-21.9%	32.3%	1,081,510	-24.1%	42.1%	1,193,443	-10.6%	50.7%	1,141,945	-19.4%	51.7%	1,177,857	-17.5%	61.1%
BCRA and other financial institutions	1,638	-18.4%	38.2%	1,131	-7.2%	73.7%	1,130	18.3%	99.4%	649	40.5%	164.3%	447	52.2%	197.4%
Corporate bonds	3,057	-32.6%	14.2%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%
Repos	7,906	-20.3%	35.0%	1,339	-22.1%	45.9%	576	-8.8%	53.7%	9,725	-12.8%	64.0%	12,019	-10.1%	75.6%
Other financial liabilities	7511	-0.321	0.15	5552	-0.351	0.214	141584	-0.399	0.014	150451	-0.463	0.011	180268	-0.479	0.018
Total int.-bearing liabilities	1,111,415	-21.9%	32.3%	1,199,558	-23.9%	42.5%	1,458,583	-13.0%	46.7%	1,386,403	-21.9%	46.9%	1,452,477	-20.9%	54.5%

Total non int.-bearing liabilities	600,154			556,421			414,164			369,230			382,151

Total Average Liabilities	1,711,569			1,755,979			1,872,747			1,755,633			1,834,628

Assets Performance		203,110			237,998			294,202			277,435			300,765
Liabilities Performance		89,415			128,428			171,560			160,347			197,448
Net Interest Income		113,695			109,570			122,642			117,088			103,317
Total interest-earning assets		1,818,506			1,771,707			1,851,954			1,774,556			1,674,147
Net Interest Margin (NIM)		25.1%			24.5%			26.3%			26.8%			24.8%

2Q23 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	2Q22			3Q22			4Q22			1Q23			2Q23
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Cash and Deposits in Banks	119,492	-10.5%	0.1%	115,637	-8.6%	0.6%	115,778	8.3%	1.3%	113,685	-5.9%	2.4%	112,963	0.7%	2.7%
Loans & Other Financing
Financial Sector	72	-5.6%	5.6%	0	0.0%	0.0%	47	15.9%	8.4%	210	-2.7%	5.8%	290	4.8%	6.9%
Private Sector	42,730	21.1%	35.5%	47,185	21.7%	34.0%	49,735	45.1%	35.7%	55,652	21.2%	31.8%	56,320	32.5%	35.2%
Other debt securities
Central Bank	0	0	0	6,762	0	0	57,486	0.0%	0.0%	45860	0	0	63876	0	0
Government & Private Securities	86,288	-10.1%	0.6%	39,520	-7.4%	2.0%	13,523	14.1%	6.7%	16,882	3.0%	12.0%	15,697	14.6%	16.9%
Total interest-earning assets	248,582	-4.9%	6.4%	209,104	-1.5%	8.4%	236,569	16.0%	8.5%	232,289	0.8%	9.7%	249,146	8.0%	10.2%

Fin. Assets through P&L and equity inv.	7,362	770.2%	873.3%	138,377	121.8%	144.2%	246,456	11.0%	3.8%	272,964	6.2%	15.5%	423,971	32.4%	35.1%
Other Non interest-earning assets	416,148			397,580			402,069			421,463			404,129
Total Non interest earning assets	423,510			535,957			648,525			694,427			828,100
Total Average Assets	672,092			738,299			827,608			880,856			1,013,370

Interest-bearing liabilities
Deposits
Public Sector	8,779	-10.5%	0.1%	6,835	-9.1%	0.1%	6,758	7.0%	0.1%	6,693	-8.0%	0.1%	6,346	-1.9%	0.1%
Private Sector	152,920	-10.6%	0.0%	133,839	-9.2%	0.0%	139,926	6.9%	0.0%	151,226	-8.1%	0.0%	131,860	-2.0%	0.0%
BCRA and other financial institutions	1,173	-7.2%	3.8%	3,885	-4.9%	4.7%	3,196	10.2%	3.1%	4,123	-3.5%	5.0%	4,487	4.5%	6.6%
Issued corporate bonds	2,812	-8.8%	2.0%	3,936	-7.4%	2.0%	3,944	9.1%	2.0%	3,935	-6.1%	2.1%	3,630	0.2%	2.2%
Subordinated bonds	109,177	-4.9%	6.4%	104,431	-3.4%	6.4%	104,605	13.9%	6.5%	104,450	-2.1%	6.5%	100,377	4.4%	6.5%
Total int.-bearing liabilities	274,861	-8.3%	2.6%	252,926	-6.6%	2.8%	258,429	9.8%	2.7%	270,427	-5.7%	2.6%	246,700	0.8%	2.8%

Total non int.-bearing liabilities	116,213			120,957			115,387			131,281			129,460

Total Average liabilities	391,074			373,883			373,816			401,708			376,160

Assets Performance		3,947			4,416			5,096			5,550			6,356
Liabilities Performance		1,784			1,778			1,765			1,752			1,731
Net Interest Income		2,163			2,638			3,331			3,798			4,625
Total interest-earning assets		248,582			209,104			236,569			232,289			249,146
Net Interest Margin (NIM)		3.5%			5.0%			5.6%			6.6%			7.4%

In 2Q23 Banco Macro’s net fee income totaled Ps.26.3 billion, 3% or Ps.932 million lower than in 1Q23 and was 2% or Ps.611 million higher than the same period of last year.

In the quarter, fee income totaled Ps.29.2 billion, 3% or Ps.875 million lower than in 1Q23. Credit card fees ,ATM transaction fees, and fees charged on deposits accounts stood out with 7% (Ps.431 million), 14% (Ps.279 million) and 2% (Ps.263 million) decreased respectively which were partially offset by a 13% (Ps.186 million) increase in Financial agent fees. On a yearly basis, fee income increased 2% or Ps.657 million.

In the quarter, total fee expense increased 2% or Ps.57 million. On a yearly basis, fee expenses increased 2% or Ps.46 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Fees charged on deposit accounts	10,617	10,459	10,712	11,134	10,871	-2%	2%
Credit card fees	5,122	5,213	5,595	6,569	6,138	-7%	20%
Corporate services fees	3,815	4,016	3,932	4,361	4,264	-2%	12%
ATM transactions fees	2,516	2,362	2,149	2,037	1,758	-14%	-30%
Insurance fees	1,698	1,487	1,531	1,621	1,515	-7%	-11%
Debit card fees	1,845	1,817	1,606	1,363	1,246	-9%	-32%
Financial agent fees (Provinces)	1,637	1,541	1,624	1,477	1,663	13%	2%
Credit related fees	715	625	771	705	841	19%	18%
Mutual funds & securities fees	443	363	556	712	824	16%	86%
AFIP & Collection services	93	87	79	72	59	-18%	-37%
ANSES fees	36	27	23	18	15	-17%	-58%
Total fee income	28,537	27,997	28,578	30,069	29,194	-3%	2%

Total fee expense	2,809	2,825	2,864	2,798	2,855	2%	2%

Net fee income	25,728	25,172	25,714	27,271	26,339	-3%	2%

2Q23 Earnings Release

In 2Q23 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.51.9 billion gain, mainly due to the mark to market of some government securities (dual bonds) (Ps.43.9 billion) and private securities (Ps.8 billion). Income from Government and Private securities increased 326% or Ps.39.8 billion in the quarter. On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss increased 226% or Ps.36 billion.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Profit or loss from government securities	6,240	32,208	-14,353	15,978	43,942	175%	604%
Profit or loss from private securities	8,784	12,457	8,121	-3,781	7,999	-	-9%
Profit or loss from investment in derivative financing instruments	15	186	933	241	418	73%	2687%
Profit or loss from other financial assets	-10	-61	37	21	151	619%	-
Profit or loss from investment in equity instruments	572	-144	76	63	-38	-160%	-107%
Profit or loss from the sale of financial assets at fair value	317	477	113	-624	1,843	-	481%
Income from financial assets at fair value through profit or loss	15,918	45,123	-5,073	11,898	54,315	357%	241%

Profit or loss from derivative financing instruments	-	-	-	-516	-2,430	-	-
Income from financial liabilities at fair value through profit or loss	-	-	-	-516	-2,430	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	15,918	45,123	-5,073	11,382	51,885	356%	226%

In the quarter, Other Operating Income totaled Ps.7.7 billion, 8% or Ps.576 million higher than in 1Q23. On a yearly basis, Other Operating Income decreased 7% or Ps.578 million.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Credit and debit cards	491	516	1,264	787	935	19%	90%
Lease of safe deposit boxes	819	770	770	865	813	-6%	-1%
Other service related fees	1,944	1,980	2,528	2,197	2,427	10%	25%
Other adjustments and interest from other receivables	1,346	1,715	1,970	1,818	1,927	6%	43%
Initial recognition of loans	-901	-178	0	0	0	-	-
Sale of property, plant and equipment	0	0	53	7	57	714%	-
Others	4,523	1,820	2,129	1,401	1,492	6%	-67%
Other Operating Income	8,229	6,620	8,677	7,075	7,651	8%	-7%

In 2Q23 Banco Macro’s administrative expenses plus employee benefits totaled Ps.47.9 billion, 10% or Ps.4.4 billion higher than the previous quarter, due to higher administrative expenses (+19%) and a 6% increase in employee benefits. On a yearly basis, administrative expenses plus employee benefits increased 1% or Ps.507 million.

Employee benefits increased 6% or Ps.1.6 billion QoQ, remunerations increased 7% or Ps.1.5 billion. On a yearly basis, Employee benefits decreased 6% or Ps.2 billion.

In 2Q23, administrative expenses increased 19% or Ps.2.8 billion, due to higher Directors and auditors fees, higher advertising and publicity fees, higher hired administrative services fees, and higher taxes.

In 2Q23, the efficiency ratio reached 21.7%, improving from the 25.5% posted in 1Q23 and much better than the 32.7% posted a year ago. In 2Q23 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 9%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 28% compared to 1Q23.

2Q23 Earnings Release

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Employee benefits	32,658	31,204	28,313	29,049	30,687	6%	-6%
Remunerations	22,917	21,211	19,738	19,581	21,031	7%	-8%
Social Security Contributions	5,393	5,395	5,244	4,980	5,076	2%	-6%
Compensation and bonuses	3,226	3,551	2,353	3,514	3,546	1%	10%
Employee services	1,122	1,047	978	974	1,034	6%	-8%
Administrative Expenses	14,715	14,661	15,680	14,421	17,193	19%	17%
Taxes	2,471	2,533	2,481	2,448	2,662	9%	8%
Maintenance, conservation fees	2,310	2,317	2,521	2,232	2,397	7%	4%
Directors & statutory auditors fees	477	646	1,155	582	1,947	235%	308%
Security services	1,394	1,407	1,422	1,379	1,377	0%	-1%
Electricity & Communications	1,291	1,322	1,231	1,319	1,275	-3%	-1%
Other professional fees	1,318	1,355	1,734	1,562	1,724	10%	31%
Rental agreements	71	59	60	57	73	28%	3%
Advertising & publicity	1,208	770	958	590	961	63%	-20%
Personnel allowances	226	291	344	297	315	6%	39%
Stationary & Office Supplies	100	96	117	129	113	-12%	13%
Insurance	148	164	143	119	148	24%	0%
Hired administrative services	88	112	105	103	446	333%	407%
Other	3,613	3,589	3,409	3,604	3,755	4%	4%
Total Administrative Expenses	47,373	45,865	43,993	43,470	47,880	10%	1%

Total Employees	7,925	7,857	7,796	7,756	7,797
Branches	466	466	467	463	462
Efficiency ratio	32.7%	25.8%	27.2%	25.5%	21.7%

Accumulated efficiency ratio	31.2%	29.1%	28.6%	25.5%	23.4%

In 2Q23, Other Operating Expenses totaled Ps.37 billion, increasing 25% or Ps.7.5 million QoQ, due to higher Turnover tax (18% or Ps.3 billion) higher initial loan recognition charges (Ps.3.4 billion) and higher other expenses (11% or Ps.1.1 billion). On a yearly basis, Other Operating Expenses increased 38% or Ps.10.2 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Turnover Tax	14,297	16,649	17,297	17,322	20,357	18%	42%
Other provision charges	1,141	1,801	-433.00	819	966	18%	-15%
Deposit Guarantee Fund Contributions	695	720	773	750	698	-7%	0%
Donations	28	246	42	256	198	-23%	607%
Insurance claims	126	172	224	284	285	0%	126%
Initial loan recognition	0	680	172	270	3,618	1240%	100%
Others	10,475	10,265	12,034	9,803	10,859	11%	4%
Other Operating Expenses	26,762	30,533	30,109	29,504	36,981	25%	38%

2Q23 Earnings Release

In 2Q23, the result from the net monetary position totaled a Ps.109.4 billion loss, slightly higher than the loss posted in 1Q23 and 33% or Ps.27.1 billion higher than the loss posted one year ago. Higher inflation was observed during the quarter (205 b.p. above 1Q23 level, up to 23.78% from 21.73% in 1Q23).

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	95,834	132,729	117,806	128,672	173,082	35%	81%
Result from net monetary position (i.e. inflation adjustment)	-82,347	-103,101	-85,843	-109,406	-109,429	0%	33%
Operating Result (Inc. Loss from net monetary position)	13,401	29,457	32,140	18,994	63,463	234%	374%

In 2Q23, Banco Macro's effective income tax rate 30.4%. For more information, please see Note 22 “Income Tax” of our Financial Statements.

Financial Assets

Loans and other financing

The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps.893.2 billion, increasing 3% or Ps.29.5 billion QoQ and decreasing 8% or Ps.75.9 billion YoY. In 2Q23 Private sector loans increased 1% or Ps.12.3 billion. On a yearly basis Private sector loans decreased 9% or Ps.88 billion.

Within commercial loans, Overdrafts, Documents and Others stand out with a 32% or Ps.21.5 billion increase and an 11% or Ps.13.7 billion and a 6% or Ps.7 billion increase respectively.

Within consumer lending, personal loans decreased 12% or Ps.23.8 billion while credit card loans decreased 1% or Ps.3.9 billion.

Within private sector financing, peso financing increased 4% or Ps.34.8 billion, while US dollar financing decreased 25% or USD 78 million.

As of 2Q23, Banco Macro’s market share over private sector loans was 7.8%.

LOANS AND OTHER FINANCING	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Public Sector	6,990	3,145	3,325	1,745	18,564	964%	166%
Finacial Sector	1,581	1,659	1,397	2,298	2,108	-8%	33%
Financial Sector	1,587	1,666	1,409	2,313	2,127	-8%	34%
Less: Expected Credit Losses	-6	-7	-12	-15	-19	27%	217%
Private Sector	960,488	893,601	897,258	859,682	872,502	1%	-9%
Overdrafts	88,579	75,187	74,211	66,589	88,134	32%	-1%
Discounted documents	109,544	119,987	123,218	124,319	137,997	11%	26%
Mortgage loans	101,683	93,456	93,281	88,397	87,293	-1%	-14%
Pledged loans	17,995	14,700	14,437	13,578	13,680	1%	-24%
Personal loans	260,908	230,892	214,766	199,031	175,232	-12%	-33%
Credit Card loans	289,303	272,369	287,469	267,588	263,649	-1%	-9%
Leasing	1,372	1,895	2,090	1,665	1,436	-14%	5%
Others	109,922	101,840	104,352	115,856	122,868	6%	12%
Less: Expected Credit Losses	-18,818	-16,725	-16,566	-17,341	-17,787	3%	-5%
Total loans and other financing	969,059	898,405	901,980	863,725	893,174	3%	-8%

Total loans in Pesos	916,049	852,294	847,825	799,322	834,140	4%	-9%

Total loans in foreign currency	53,010	46,111	54,155	64,403	59,034	-8%	11%

EOP FX (Pesos per USD)	125.2150	147.3150	177.1283	208.9883	256.6750	23%	105%

Total loans in foreign currency (USD)	423	313	306	308	230	-25%	-46%
USD financing / Financing to the private sector	5%	5%	6%	7%	7%

2Q23 Earnings Release

Public Sector Assets

In 2Q23, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 22.4%, higher than the 17% registered in the previous quarter, and higher than the 19% posted in 2Q22.

In 2Q23, a 36% or Ps.184 billion increase in Other government securities stand out while Central Bank Notes decreased 23% or Ps.184.5 billion. Provincial loans increased Ps.16.6 billion in the quarter.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Central Bank Notes	46,595.00	62,439	18,241	-	-	-	-100%
Leliqs	606,214	738,267	740,631	797,024	612,559	-23%	1%
Other	557,144	552,674	580,087	510,876	694,895	36%	25%
Government securities	1,209,953	1,353,380	1,338,959	1,307,900	1,307,454	0%	8%
Provincial loans	6,233	2,529	2,594	1,157	17,739	1433%	185%
Loans	6,233	2,529	2,594	1,157	17,739	1433%	185%

TOTAL PUBLIC SECTOR ASSETS	1,216,186	1,355,909	1,341,553	1,309,057	1,325,193	1%	9%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	563,377	555,203	582,681	512,033	712,634	39%	26%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	19.0%	17.8%	18.5%	17.0%	22.4%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.1.9 trillion in 2Q23, increasing 5% or Ps.90.2 billion QoQ and a 3% or Ps.52.8 billion increase YoY and representing 78% of the Bank’s total liabilities.

On a quarterly basis private sector deposits increased 6% or Ps.94.7 billion while public sector deposits decreased 4% or Ps.5 billion.

The increase in private sector deposits was led by demand deposits, which increased 9% or Ps.64.6 billion, while time deposits increased 2% or Ps.20.5 billion QoQ.

Within private sector deposits, peso deposits increased 7% or Ps.106.3 billion, while US dollar deposits decreased 24% or USD 288 million.

As of 2Q23, Banco Macro´s market share over private sector deposits was 6.5%.

2Q23 Earnings Release

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Public sector	180,609	238,196	165,678	137,471	132,458	-4%	-27%

Financial sector	2,637	2,251	2,491	2,365	2,940	24%	11%

Private sector	1,666,758	1,746,836	1,783,749	1,672,734	1,767,396	6%	6%
Checking accounts	286,887	263,500	239,770	207,318	193,085	-7%	-33%
Savings accounts	510,282	553,431	632,470	523,678	602,496	15%	18%
Time deposits	733,051	818,319	857,410	915,816	936,284	2%	28%
Other	112,261	88,114	30,866	2,162	12,786	491%	-89%
Total	1,850,004	1,987,283	1,951,918	1,812,570	1,902,794	5%	3%

Pesos	1,590,361	1,757,047	1,694,221	1,559,193	1,665,488	7%	5%
Foreign Currency (Pesos)	259,643	230,236	257,697	253,377	237,306	-6%	-9%

EOP FX (Pesos per USD)	125.2150	147.3150	177.1283	208.9883	256.6750	23%	105%
Foreign Currency (USD)	2,074	1,563	1,455	1,212	925	-24%	-55%

USD Deposits / Total Deposits	14%	12%	13%	14%	12%

Banco Macro’s transactional deposits represent approximately 39% of its total deposit base as of 2Q23. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 2Q23, the total amount of other sources of funds decreased 5% or Ps.45.4 billion compared to 1Q23 mainly due to a 5% or Ps.40.3 decrease in Shareholders’ equity due to the dividend distribution that was approved by the Shareholders’ meeting in April 2023, which was partially offset by the positive net income registered during the period. On a yearly basis, other sources of funds increased Ps.3.6 billion.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Central Bank of Argentina	70	55	70	61	53	-13%	-24%
Banks and international institutions	4,151	3,097	3,590	5,470	3,400	-38%	-18%
Financing received from Argentine financial institutions	904	1,147	31	48	488	917%	-46%
Subordinated corporate bonds	110,016	107,799	108,686	106,939	104,299	-2%	-5%
Corporate bonds	4,106	4,074	4,092	4,068	3,270	-20%	-20%
Shareholders' equity	731,508	750,850	772,107	783,163	742,836	-5%	2%
Total other source of funds	850,755	867,022	888,576	899,749	854,346	-5%	0%

2Q23 Earnings Release

Liquid Assets

In 1Q23, the Bank’s liquid assets amounted to Ps.1.8 trillion, showing a 3% or Ps.50.3 billion increase QoQ, and a 9% or Ps.141 billion increase on a yearly basis.

In 2Q23, Other government & private securities increased 36% or Ps.184 billion while Repos increased 202% or Ps.90.4 billion. In the quarter Leliqs decreased 23% or Ps.180.4 billion.

In 2Q23, Banco Macro’s liquid assets to total deposits ratio reached 95%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Cash	391,712	355,352	376,838	368,382	331,679	-10%	-15%
Guarantees for compensating chambers	36,816	40,396	37,406	31,741	25,336	-20%	-31%
Call	-	-	-	743.00	80	-	-
Leliq own portfolio	606,214	738,267	740,631	792,915	612,559	-23%	1%
Net Repos	66,736	109,807	93,316	44,715	135,119	202%	-
Other government & private securities	557,144	552,674	580,087	510,876	694,895	36%	25%
Total	1,658,622	1,796,496	1,828,278	1,749,372	1,799,668	3%	9%

Liquid assets to total deposits	90%	90%	94%	97%	95%

Solvency

Banco Macro continued showing high solvency levels in 2Q23 with an integrated capital (RPC) of Ps.737.6 billion over a total capital requirement of Ps.166.8 billion. Banco Macro’s excess capital in 2Q23 was 342% or Ps.570.7 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 35.9% in 4Q22; TIER1 Ratio stood at 33%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Credit risk requirement	45,204	52,233	60,581	73,119	92,213	26%	104%
Market risk requirement	4,643	9,998	11,709	11,531	25,821	124%	456%
Operational risk requirement	21,817	26,568	32,771	38,935	48,802	25%	124%
Total capital requirements	71,664	88,800	105,061	123,585	166,836	35%	133%

Ordinary Capital Level 1 (COn1)	336,826	418,322	500,504	627,056	717,831	14%	113%
Deductible concepts Level 1 (COn1)	-21,154	-24,630	-27,620	-33,553	-41,726	24%	97%
Capital Level 2 (COn2)	40,243	47,051	42,447	50,063	61,480	23%	53%
Integrated capital - RPC (i)	355,914	440,743	515,330	643,566	737,585	15%	107%

Excess capital	284,250	351,943	410,269	519,981	570,749	10%	101%

Risk-weighted assets - RWA (ii)	879,341	1,090,977	1,291,206	1,518,189	2,051,880	35%	133%

Regulatory Capital ratio [(i)/(ii)]	40.5%	40.4%	39.9%	42.4%	35.9%

Ratio TIER 1 [Capital Level 1/RWA]	35.9%	36.1%	36.6%	39.1%	33.0%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

2Q23 Earnings Release

Asset Quality

In 1Q23, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.37%, down from 1.41% in 1Q23, and lower than the 1.43% posted in 2Q22.

Consumer portfolio non-performing loans deteriorated 9b.p. (up to 1.43% from 1.34%) while Commercial portfolio non-performing loans improved 55 b.p. in 2Q23 (down to 1.18% from 1.73%).

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) remained stable at to 146.05% in 2Q23. Write-offs over total loans totaled 0.19%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Commercial portfolio	210,730	183,291	170,399	169,753	217,622	28%	3%
Non-performing	2,688	2,616	3,325	2,937	2,566	-13%	-5%
Consumer portfolio	792,005	747,635	763,543	731,113	724,906	-1%	-8%
Non-performing	9,848	9,240	8,375	9,805	10,343	5%	5%
Total portfolio	1,002,735	930,926	933,942	900,866	942,528	5%	-6%
Non-performing	12,536	11,856	11,700	12,742	12,909	1%	3%
Commercial non-perfoming ratio	1.28%	1.43%	1.95%	1.73%	1.18%
Consumer non-perfoming ratio	1.24%	1.24%	1.10%	1.34%	1.43%

Total non-performing/ Total portfolio	1.25%	1.27%	1.25%	1.41%	1.37%

Total allowances	20,010	18,144	17,740	18,503	18,854	2%	-6%
Coverage ratio w/allowances	159.62%	153.04%	151.62%	145.21%	146.05%
Write Offs	1,188	1,287	960	567	1,760	210%	48%
Write Offs/ Total portfolio	0.12%	0.14%	0.10%	0.06%	0.19%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2022 20-F)

2Q23 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
CER adjustable ASSETS

Government Securities	402,697	279,960	207,903	42,984	62,645	46%	-84%

Loans (*)	71,325	67,904	67,935	65,377	65,835	1%	-8%
Private sector loans	15,103	12,479	11,035	10,026	9,556	-5%	-37%
Mortgage loans (UVA adjusted)	56,170	55,376	56,859	55,296	56,222	2%	0%
Other loans	52	49	41	55	57	4%	10%
Total CER adjustable assets	474,022	347,864	275,838	108,361	128,480	19%	-73%

CER adjustable LIABILITIES
Deposits (*)	35,009	28,513	18,480	10,401	7,283	-30%	-79%
UVA Unemployment fund	5,566	6,108	6,576	6,887	7,506	9%	35%
Total CER adjustable liabilities	40,575	34,621	25,056	17,288	14,789	-14%	-64%

NET CER EXPOSURE	433,447	313,243	250,782	91,073	113,691	25%	-74%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Cash and deposits in Banks	320,862	295,125	317,386	298,662	276,584	-7%	-14%
Cash	29,579	27,268	8,230	10,382	50,712	388%	71%
Central Bank of Argentina	173,019	148,866	190,200	187,991	125,386	-33%	-28%
Other financial institutions local and abroad	118,047	118,973	118,937	100,272	100,341	0%	-15%
Others	217	18	19	17	145	753%	-33%
Financial instruments at fair value through P&L	10,517	259,102	268,116	344,292	577,971	68%	5396%
Other financial assets	21,204	20,736	23,618	26,108	26,355	1%	24%
Loans and other financing	53,010	46,111	54,155	64,403	59,034	-8%	11%
Non financial private sector & foreign residents	53,010	46,111	54,155	64,403	59,034	-8%	11%
Other debt securities	84,788	71,828	81,119	49,435	103,506	109%	22%
Guarantees received	5,692	6,016	7,380	7,265	9,379	29%	65%
Investment in equity instruments	155	215	241	243	180	-26%	16%
Total Assets	496,228	699,133	752,015	790,408	1,053,009	33%	112%
Deposits	259,643	230,236	257,697	253,377	237,306	-6%	-9%
Non financial public sector	10,960	9,462	9,287	9,981	9,770	-2%	-11%
Financial sector	2,132	2,057	2,108	2,044	2,256	10%	6%
Non financial private sector & foreign residents	246,551	218,717	246,302	241,352	225,280	-7%	-9%
Financial liabiities at fair value through P&L	1,158	1,180	793	3,066	1,437	-53%	24%
Other liabilities from financial intermediation	20,149	21,498	24,258	25,846	26,597	3%	32%
Financing from the Central Bank and other fin. Inst	4,162	3,124	3,613	5,516	3,488	-37%	-16%
Issued corporate bonds	4,106	4,074	4,092	4,068	3,270	-20%	-20%
Subordinated corporate bonds	110,016	107,799	108,686	106,939	104,299	-2%	-5%
Other non financial liabilities	131	111	80	163	857	426%	554%
Total Liabilities	399,365	368,022	399,219	398,975	377,254	-5%	-6%

NET FX POSITION (Pesos)	96,863	331,111	352,796	391,433	675,755	73%	598%
EOP FX (Pesos per USD)	125.2150	147.3150	177.1283	208.9883	256.6750	23%	105%
NET FX POSITION (USD)	774	2,248	1,992	1,873	2,633	41%	240%

2Q23 Earnings Release

2Q23 Snapshot

In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through June 30, 2023

2Q23 Earnings Release

2Q23 Earnings Release

Relevant and Recent Events

•	Dividend in kind payment. Schedule. Pursuant to the resolution adopted by the General and Special Shareholders’ Meeting held on April 25th 2023 and the authorization granted by the Superintendence of Financial and Exchange Entities of the Central Bank of the Republic of Argentina last May 12th, the Board of Directors of Banco Macro S.A. approved the payment of a dividend in kind through the delivery of 346,680,043.74 nominal values of Bono de la Nación Argentina en Moneda Dual (Argentina's Dual Currency Public Bond) due 30 April 2024 (Bond Code TDA24). Accordingly, the Board established the following schedule for the payment of such dividend:

Year 2023
Installment	Local Payment Date	Dual Bond TDA24 Nominal Value to be delivered
1	May 31st	57,780,007.29
2	June 9th	57,780,007.29
3	July 3rd	57,780,007.29
4	August 1st	57,780,007.29
5	September 1st	57,780,007.29
6	October 2nd	57,780,007.29

Each time the Board resolves to make such dividend available, it shall issue the relevant payment notice, which notice shall include the following information: 1) the number of bonds made available to the shareholders; ii) the number of bonds per share; and iii) whether the dividend paid is subject to any kind of tax withholding. Fractions under 1 shall be liquidated in Pesos, at the closing price on the Record Date.

It is worth noting that this in kind dividend distribution was carried out considering the price of TDA24 bonds on April 26th which was Ps.216.455834 per 1 nominal value and as of June 30th 2023 the price of 1 nominal value of TDA24 was Ps.284.5 (31.44% higher than April 26) generating an additional Ps.23.6 billion gain for shareholders. In the case, that this dividend was paid in cash this additional gain would have been reflected in 2Q23 net income.

•	Interest Payment Series E Dollar denominated Notes. In August 2023, the Bank paid quarterly interest on Class E dollar denominated notes in the amount of USD 62,131.51.

Regulatory Changes

•	Interest Rates. On August 14, 2023, through Communication “A” 7822 the Central Bank of Argentina decided to increase monetary policy rate by 2,100 basis points from 97% to 118%. Therefore interest rates paid on deposits were affected:

o	Time deposits: Individuals up to Ps.30 million the interest rate was set at 118% and for all others 111% APR

2Q23 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
ASSETS
Cash and deposits in Banks	391,712	355,352	376,838	368,382	331,679	-10%	-15%
Cash	62,562	59,365	41,607	43,559	79,232	82%	27%
Central Bank of Argentina	210,863	176,723	216,268	224,370	151,953	-32%	-28%
Other local & foreign entities	118,071	119,246	118,945	100,436	100,349	0%	-15%
Other	216	18	18	17	145	753%	-33%
Debt securities at fair value through profit & loss	212,084	316,662	318,019	355,203	586,706	65%	177%
Derivatives	21	244	65	1	264	-100%	1157%
Repo Transactions	67,475	110,426	93,316	48,421	135,280	179%	100%
Other financial assets	60,522	57,314	87,312	102,105	137,277	34%	127%
Loans & other receivables	969,059	898,405	901,980	863,725	893,174	3%	-8%
Non Financial Public Sector	6,990	3,145	3,325	1,745	18,564	964%	166%
Financial Sector	1,581	1,659	1,397	2,298	2,108	-8%	33%
Non Financial private sector and foreign	960,488	893,601	897,258	859,682	872,502	1%	-9%
Other debt securities	1,013,797	1,117,600	1,111,284	1,007,565	838,562	-17%	-17%
Financial assets in guarantee	44,120	48,176	46,139	46,416	42,710	-8%	-3%
Income tax assets	2,742	0	0	0	0
Investments in equity instruments	1,262	1,197	1,265	1,328	1,417	7%	12%
Investments in other companies (subsidiaries and joint ventures)	1,484	1,703	1,720	1,846	1,119	-39%	-25%
Property, plant and equipment	153,841	152,948	153,490	154,016	153,852	0%	0%
Intangible assets	26,048	26,541	26,278	26,995	27,007	0%	4%
Deferred income tax assets	214	159	111	110	155	41%	-28%
Other non financial assets	12,787	23,634	18,763	18,886	18,161	-4%	42%
Non-current assets held for sale	9,468	9,301	13,345	13,035	13,035	0%	38%
TOTAL ASSETS	2,966,636	3,119,662	3,149,925	3,008,034	3,180,398	6%	7%

LIABILITIES
Deposits	1,850,004	1,987,283	1,951,918	1,812,570	1,902,794	5%	3%
Non Financial Public Sector	180,609	238,196	165,678	137,471	132,458	-4%	-27%
Financial Sector	2,637	2,251	2,491	2,365	2,940	24%	11%
Non Financial private sector and foreign	1,666,758	1,746,836	1,783,749	1,672,734	1,767,396	6%	6%
Liabilities at fair value through profit & loss	1,164	1,180	793	3,066	1,437	-53%	23%
Derivatives	2	3	4	124	11	-91%	450%
Repo Transactions	739	620	-	5,553	7,289	-	-86%
Other financial liabilities	152,092	150,183	203,557	189,394	235,305	24%	55%
Financing received from Central Bank and Other Financial Institutions	5,125	4,299	3,691	5,579	3,941	-29%	-23%
Issued Corporate Bonds	4,106	4,074	4,092	4,068	3,270	-20%	-20%
Current income tax liabilities	1,381	11,899	16,348	14,091	22,693	61%	1543%
Subordinated corporate bonds	110,016	107,799	108,686	106,939	104,299	-2%	-5%
Provisions	5,055	5,556	4,088	3,919	3,630	-7%	-28%
Deferred income tax liabilities	20,614	23,289	20,008	20,488	19,769	-4%	-4%
Other non financial liabilities	84,755	72,514	64,505	58,936	133,021	126%	57%
TOTAL LIABILITIES	2,235,053	2,368,699	2,377,690	2,224,727	2,437,459	10%	9%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	267,739	267,739	267,739	267,739	267,739	0%	0%
Reserves	426,194	426,194	426,194	426,194	404,346	-5%	-5%
Retained earnings	206	206	206	65,057	295	-100%	43%
Other accumulated comprehensive income	136	3,811	48	-981	1,171	-	-
Net income for the period / fiscal year	24,164	39,831	64,851	12,085	56,216	365%	133%
Shareholders' Equity attributable to parent company	731,508	750,850	772,107	783,163	742,836	-5%	2%

Shareholders' Equity attributable to non controlling interest	75	113	128	144	103	-28%	37%
TOTAL SHAREHOLDERS' EQUITY	731,583	750,963	772,235	783,307	742,939	-5%	2%

2Q23 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q22	3Q22	4Q22	1Q23	2Q23	QoQ	YoY
Interest Income	207,057	242,414	299,298	282,986	307,121	9%	48%
Interest Expense	91,199	130,206	173,325	162,099	199,179	23%	118%
Net Interest Income	115,858	112,208	125,973	120,887	107,942	-11%	-7%
Fee income	28,537	27,997	28,578	30,069	29,194	-3%	2%
Fee expense	2,809	2,825	2,864	2,798	2,855	2%	2%
Net Fee Income	25,728	25,172	25,714	27,271	26,339	-3%	2%
Subtotal (Net Interest Income + Net Fee Income)	141,586	137,380	151,687	148,158	134,281	-9%	-5%
Net Income from financial instruments at Fair Value Through Profit & Loss	15,918	45,123	-5,073	11,382	51,885	-	226%
Result from assets at amortised cost	-	-	256	-	-	-	-
Difference in quoted prices of gold and foreign currency	11,597	28,332	46,104	45,394	75,826	67%	554%
Other operating income	8,229	6,620	8,677	7,075	7,651	8%	-7%
Provision for loan losses	1,665	2,519	3,814	4,306	5,520	28%	232%
Net Operating Income	175,665	214,936	197,837	207,703	264,123	27%	50%
Personnel expenses	32,658	31,204	28,313	29,049	30,687	6%	-6%
Administrative expenses	14,715	14,661	15,680	14,421	17,193	19%	17%
Depreciation and impairment of assets	5,696	5,809	5,929	6,057	6,180	2%	8%
Other operating expenses	26,762	30,533	30,109	29,504	36,981	25%	38%
Operating Income	95,834	132,729	117,806	128,672	173,082	35%	81%
Income from associates and joint ventures	-86	-171	177	-272	-190	-	-
Result from net monetary position	-82,347	-103,101	-85,843	-109,406	-109,429	-	-
Net Income before income tax on cont. operations	13,401	29,457	32,140	18,994	63,463	234%	374%
Income tax on continuing operations	4,466	13,758	7,105	6,892	19,302	180%	332%
Net Income from continuing operations	8,935	15,699	25,035	12,102	44,161	265%	394%

Net Income for the period	8,935	15,699	25,035	12,102	44,161	265%	394%
Net Income of the period attributable to parent company	8,941	15,667	25,020	12,086	44,130	265%	394%
Net income of the period attributable to non-controlling interests	-6	32	15	16	31	94%	-

Other Comprehensive Income	-6,777	3,675	-3,763	-1,029	2,152	-	-
Foreign currency translation differences in financial statements conversion	-334	-314	218	-262	-61	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-6,443	3,989	-3,981	-767	2,213	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,158	19,374	21,272	11,073	46,313	318%	2046%
Total Comprehensive Income attributable to parent Company	2,164	19,342	21,257	11,057	46,282	319%	2039%
Total Comprehensive Income attributable to non-controlling interests	-6	32	15	16	31	94%	-

2Q23 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	2Q22	3Q22	4Q22	1Q23	2Q23
Profitability & performance
Net interest margin	24.7%	28.1%	32.7%	33.6%	38.3%
Net interest margin adjusted (exc. FX)	22.5%	22.5%	23.9%	24.4%	22.5%
Net fee income ratio	11.7%	7.2%	8.9%	8.4%	5.2%
Efficiency ratio	32.7%	25.8%	27.2%	25.5%	21.7%
Net fee income as % of A&G Expenses	35.7%	27.9%	32.7%	32.9%	23.9%
Return on average assets	1.3%	2.2%	3.3%	1.7%	6.1%
Return on average equity	5.1%	8.7%	13.6%	6.5%	24.8%
Liquidity
Loans as a percentage of total deposits	52.4%	45.2%	46.2%	47.7%	46.9%
Liquid assets as a percentage of total deposits	90.0%	90.0%	94.0%	97.0%	95.0%
Capital
Total equity as a percentage of total assets	24.7%	24.1%	24.5%	26.0%	23.4%
Regulatory capital as % of APR	40.5%	40.4%	39.9%	42.4%	36.0%
Asset Quality
Allowances over total loans	2.1%	2.0%	2.0%	2.1%	2.2%
Non-performing financing as a percentage of total financing	1.3%	1.3%	1.3%	1.4%	1.4%
Coverage ratio w/allowances	159.6%	153.0%	151.6%	145.2%	146.1%
Cost of Risk	0.7%	1.1%	1.8%	2.1%	2.7%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	2Q22	3Q22	4Q22	1Q23	2Q23
Profitability & performance
Net interest margin	23.8%	25.2%	27.1%	33.6%	35.9%
Net interest margin adjusted (exc. FX)	21.9%	22.1%	22.5%	24.4%	23.5%
Net fee income ratio	12.3%	10.3%	10.0%	8.4%	6.6%
Efficiency ratio	31.2%	29.1%	28.6%	25.5%	23.4%
Net fee income as % of A&G Expenses	39.5%	35.5%	34.8%	32.9%	28.2%
Return on average assets	1.7%	1.9%	2.3%	1.7%	3.9%
Return on average equity	7.0%	7.6%	9.2%	6.5%	15.5%
Liquidity
Loans as a percentage of total deposits	52.4%	45.2%	46.2%	47.7%	46.9%
Liquid assets as a percentage of total deposits	90.0%	90.0%	94.0%	97.0%	95.0%
Capital
Total equity as a percentage of total assets	24.7%	24.1%	24.5%	26.0%	23.4%
Regulatory capital as % of APR	40.5%	40.4%	39.9%	42.4%	36.0%
Asset Quality
Allowances over total loans	2.1%	2.0%	2.0%	2.1%	2.2%
Non-performing financing as a percentage of total financing	1.3%	1.3%	1.3%	1.4%	1.4%
Coverage ratio w/allowances	159.6%	153.0%	151.6%	145.2%	146.1%
Cost of Risk	0.8%	0.9%	1.1%	2.1%	2.4%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 23, 2023

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer